Registration No. 333-_____

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             Kentucky Power Company
             (Exact name of registrant as specified in its charter)

Kentucky                                                              61-0247775
(State or other jurisdiction                                     I.R.S. Employer
of incorporation or organization)                            Identification No.)

1 Riverside Plaza
Columbus, Ohio                                                             43215
(Address of principal executive offices)                              (Zip Code)

       Registrant's telephone number, including area code: (614) 223-1000

                           ARMANDO A. PENA, Treasurer
           JEFFREY D. CROSS, Senior Vice President and General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                1 Riverside Plaza
                              Columbus, Ohio 43215
                                 (614) 223-1580
                 (Name, address and telephone number, including
                        area code, of agent for service)

         It is respectfully requested that the Commission send copies of all notices, orders and communications to:

Simpson Thacher & Bartlett                       Dewey Ballantine LLP
425 Lexington Avenue                             1301 Avenue of the Americas
New York, NY 10017-3909                          New York, NY 10019-6092
Attention:  James M. Cotter                      Attention:  E. N. Ellis, IV

                          -------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

                          -------------------


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
============== ============= =========== ============== ================
 Title of                     Proposed
Each Class                     Maximum       Proposed
    of                        offering       Maximum
Securities        Amount       Price       Aggregate        Amount of
   to be           to be      Per Unit*      Offering    Registration Fee
Registered      Registered                     Price*
--------------- ------------ ----------  --------------------------------
 Unsecured
   Notes       $375,000,000    100%       $375,000,000       $34,500
============== ============= =========   ============== ================

*Estimated solely for purpose of calculating the registration fee.



     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


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     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

              SUBJECT TO COMPLETION, DATED ___________ _____, 2002

                                   PROSPECTUS

                             KENTUCKY POWER COMPANY
                                1 Riverside Plaza
                              Columbus, Ohio 43215
                                 (614) 223-1000

                                  $375,000,000

                                 UNSECURED NOTES

                                  TERMS OF SALE

A prospectus supplement or pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin. The following terms may apply to the notes that we may sell at one or more times.

         - Mature 9 months to 50 years

         - Fixed or floating interest rate

         - Remarketing features

         - Certificate or book-entry form

         - Subject to redemption

         - Not convertible, amortized or subject to a sinking fund

         - Interest paid on fixed rate notes quarterly or semi-annually

         - Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually

         - Issued in multiples of a minimum denomination

         - Issued with original issue discount

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3 FOR MORE INFORMATION.

The notes have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is _________________, 2002.

                                  THE COMPANY

         We generate, sell, purchase, transmit and distribute electric power. We serve approximately 173,000 customers in eastern Kentucky. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number (614) 223-1000). We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-223-1000).


                                  RISK FACTORS

                       RISKS RELATED TO OUR POWER TRADING
                            AND WHOLESALE BUSINESSES

- Our revenues and results of operations are subject to market risks that are beyond our control.

         We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the Federal Energy Regulatory Commission (the "FERC"), which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

         Volatility in market prices for fuel and power may result from:

 - weather conditions;
 - seasonality;
 - power usage;
 - illiquid markets;
 - transmission or transportation constraints or inefficiencies; - availability of competitively priced alternative energy sources; - demand for energy commodities; - natural gas, crude oil and refined products, and coal production levels; - natural disasters, wars, embargoes and other catastrophic events; and
 - federal, state and foreign energy and environmental regulation and legislation.

- Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

         Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

         We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

         Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

- Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

         We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

- We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

         We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

         The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

-    We do not fully hedge against price changes in commodities.

         We routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

         We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.


                         RISKS RELATED TO OUR REGULATED
                        BUSINESS AND EVOLVING REGULATION

- The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

         Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or "RTOs", may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

         We are participating with four unaffiliated utilities in the formation of the Alliance RTO (the "Alliance RTO"). In 2001 the Alliance companies and MISO, an independent operator of transmission assets in the Midwest ("MISO") entered into a settlement addressing transmission pricing and other "seam" issues between the two RTOs. On December 19, 2001 the FERC approved the proposal of the MISO for a regional transmission organization and instructed the Alliance companies, which had submitted a separate RTO proposal, to explore joining the MISO organization. The FERC's order is intended to facilitate the establishment of a single RTO in the Midwest and support the establishment of viable for-profit transmission companies under an RTO umbrella. In its order, the FERC concluded that the proposed Alliance RTO lacks sufficient scope to exist as a stand-alone RTO and directed the Alliance companies to explore how their business plan can be accommodated within MISO.

         Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.


                 RISKS RELATED TO MARKET OR ECONOMIC VOLATILITY

-    We are subject to risks associated with a changing economic environment.

         In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be significantly harmed.

         The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

- A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our power trading businesses.

         Standard & Poor's and Moody's rate our senior, unsecured debt at BBB+ and Baa2, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. Further, if AEP's short-term rating were to fall below P-2 or A-2, the current ratings assigned by Standard & Poor's and Moody's, respectively, it would significantly limit its access to the commercial paper market and would increase our short-term borrowing costs because we conduct our short-term borrowing through AEP, and on the same terms available to AEP.

         Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished because we would likely have to deposit cash or cash related instruments which would reduce our profits.

-    Our operating results may fluctuate on a seasonal and quarterly basis.

         Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

- Changes in technology may significantly affect our business by making our power plants less competitive.

         A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

- Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

         We are heavily exposed to changes in the price and availability of coal because all of our generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

         Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for wholesale power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers.

         In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

-    At times, demand for power could exceed our supply capacity.

         We are currently obligated to supply power to our customers. At peak times, the demand for power required to meet this obligation will exceed our available generation capacity. In the past, we have had little need to purchase power in the market for our retail customers. In the future, we may be required to buy more power on the market. We may not always have the ability to pass these market purchase costs to our customers. However, we are currently protected from an increase in rates in Kentucky because we have an active fuel clause.


                    RISKS RELATED TO ENVIRONMENTAL REGULATION

-    Our costs of compliance with environmental laws are significant.

         Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase. However, we continue to be protected from erosion of cash flow and profitability by an environmental cost recovery mechanism that provides the opportunity to recover in retail rates both capital and O&M costs associated with environmental compliance.

-    We anticipate that we will incur considerable capital costs for compliance.

         All of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. We expect to spend approximately $140 million (of which $13 million has already been expended) in connection with the installation of emission control equipment at our facilities to comply with the new NOx rule and the Section 126 Rule. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

- Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

         If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

         Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. Federal EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. Federal EPA filed complaints against us and some of our affiliated public utility subsidiaries in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the Federal EPA case. The alleged modification of the generating units occurred over a 20 year period.

         If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations. Moreover, our results of operations could be reduced and our financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation.


                             PROSPECTUS SUPPLEMENTS

         We provide information to you about the notes in as many as three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes, (b) the accompanying prospectus supplement provides more specific terms of your notes, and (c) if not in the accompanying prospectus supplement, the pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and the pricing supplement in making your investment decision.


                       RATIO OF EARNINGS TO FIXED CHARGES

         The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

                                  Twelve Months
                               Period Ended Ratio
                             December 31, 1997 2.12
                             December 31, 1998 2.09
                             December 31, 1999 2.33
                             December 31, 2000 2.23
                             December 31, 2001 2.09

For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.


                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

       - Annual Report on Form 10-K for the year ended December 31, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Mr. G. C. Dean
          American Electric Power Service Corporation
          1 Riverside Plaza
          Columbus, Ohio 43215
          614-223-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


                                 USE OF PROCEEDS

         Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt and other corporate purposes. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2002 will approximate $128,800,000. At April 24, 2002, our outstanding short-term debt was $71,805,000.


                            DESCRIPTION OF THE NOTES

General

         We will issue the notes under the Indenture dated September 1, 1997 (as previously supplemented and amended) entered into between us and the Trustee, Bankers Trust Company. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, review the Indenture and any supplemental indentures or company orders that we file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at Four Albany Street, New York, New York.

         The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of notes and issue additional notes of such series.

          The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by a Mortgage and Deed of Trust, dated as of May 1, 1949, as previously supplemented and amended, between us and Bankers Trust Company, as trustee. For current information on our debt outstanding see our most recent Form 10-K and 10-Q.
See Where You Can Find More Information.

         The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

         In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

         The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

         If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

         If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal

         Unless otherwise stated in a prospectus supplement, book-entry notes of a series will be issued in the form of a global note that the Trustee will deposit with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

         Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

         DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

         Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

     A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

         We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

         It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

         According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

         Notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

       - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

       - we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

         If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Original Issue Discount

         We may issue the notes at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount. Generally speaking, if the notes are issued at an original issue discount and there is an event of default or acceleration of their maturity, holders will receive an amount less than their principal amount. Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those notes.

Interest Rate

         The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

         If we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.


         Fixed Rate Notes


         A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next Business Day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.


         Floating Rate Notes:  General


         Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

         "Event of Default" means any of the following:

          - failure to pay for three Business Days the principal of (or premium, if any, on) any note of a series when due and payable;

          - failure to pay for 30 days any interest on any note of any series when due and payable;

          - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

          -    certain events of bankruptcy or insolvency; or

          -    any other event of default specified in a series of notes.

         An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

         The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

         Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

         Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

         We may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

         We will be discharged from our obligations on the notes of any series at any time if:

         - we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series, and

         - we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

         If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.
Covenant Defeasance

         We will be discharged from our obligations under any restrictive covenant applicable to the notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

         The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

         We and our affiliates use or will use some of the banking services of the Trustee in the normal course of business.

                              PLAN OF DISTRIBUTION

         We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

         Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

         The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

         If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

         We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

         Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

         We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

                                 LEGAL OPINIONS

         Our counsel, Simpson Thacher & Bartlett, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.
                                     EXPERTS

         The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche llp, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                  Table of Contents

THE COMPANY............................... 2
RISK FACTORS.............................. 2
PROSPECTUS SUPPLEMENTS.................... 8
RATIO OF EARNINGS TO
   FIXED CHARGES.......................... 9
WHERE YOU CAN FIND MORE
    INFORMATION .......................... 9
USE OF PROCEEDS ..........................10
DESCRIPTION OF THE NOTES .................10
     General  ............................10
     Redemptions .........................11
      Remarketed Notes....................11
     Book-Entry Notes - Registration,
          Transfer, and  Payment of            $375,000,000  Unsecured Notes
          Interest and  Principal ........11
     Note Certificates- Registration,
          Transfer, and  Payment of
          Interest and Principal .........12
          Original Issue Discount.........13
     Interest Rate .......................13            PROSPECTUS
         Fixed Rate Notes ................13
            Floating Rate Notes: .........13
     Events of Default....................14
     Modification of Indenture............14
     Consolidation, Merger or Sale........15
     Legal Defeasance.....................15           The date of this
     Covenant Defeasance..................15    prospectus is ___________, 2002
     Governing Law........................15
     Concerning the Trustee...............15
PLAN OF DISTRIBUTION......................16
     By Agents............................16
     By Underwriters......................16
     Direct Sales.........................16
     General Information..................16
LEGAL OPINIONS............................16
EXPERTS...................................17

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.*

Securities and Exchange Commission Filing Fees           $      34,500
     Printing Registration Statement, Prospectus, etc....$      30,000
Independent Auditors' Fees...............................$      34,000
Charges of Trustee (including counsel fees)              $      10,000
Legal Fees of Counsel....................................$.....100,000
Rating Agency Fees.......................................$.....179,875
Miscellaneous Expenses...................................$......50,000
                                                          -------------

                  Total..................................$     438,375
                                                          =============

*Estimated, except for filing fees.


Item 15.  Indemnification of Directors and Officers.

         Section 271B.8-510 of the Kentucky Revised Statutes provides that a Kentucky corporation may indemnify an individual made a party to a proceeding because the individual is or was a director if (i) the individual's conduct was in good faith, (ii) the individual reasonably believed that, in the case of conduct in the individual's official capacity with the corporation, his or her conduct was in the best interests of the corporation and, in all other cases, his or her conduct was at least not opposed to the best interests of the corporation and (iii) in the case of a criminal proceeding, that the individual had no reasonable cause to believe that such conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that a director did not meet the required standard of conduct. Section 271B.8-520 requires a corporation, unless limited by its articles of incorporation, to indemnify a director who has been wholly successful in the defense of a proceeding against reasonable expenses (including counsel fees) so incurred. Section 271B.8-530 authorizes a corporation to pay for or reimburse the reasonable expenses (including counsel fees) incurred by a director in advance of final disposition of a proceeding upon a determination that in light of the facts then known indemnification is permissible, a written affirmation by the director of his or her good faith belief that the required standard of conduct has been met and an undertaking by the director to repay any such advance if it is ultimately determined that the director did not meet the required standard of conduct. Unless limited by a corporation's articles of incorporation, a director may, pursuant to Section 271B.8-540, apply for indemnification to a court of competent jurisdiction. An officer is entitled to mandatory indemnification under Section 271B.8-520 and to apply for court-ordered indemnification under Section 271B.8-540 to the same extent as a director. A corporation may indemnify and advance expenses to an officer, employee or agent to the same extent as to a director. A corporation may purchase and maintain insurance on behalf of an individual who is a director, officer, employee or agent, whether or not the corporation would have power by statute to indemnify the individual against the same liability. Section 271B.8-580 provides that the statutory provisions do not exclude any other rights to indemnification and advances for expenses that a person may otherwise have. The by-laws of the Company provide for the indemnification of directors and officers of the Company to the full extent permitted by law.

         Reference is made to the Selling Agency Agreement and Underwriting Agreement, filed as Exhibits 1(a) and 1(b) hereto, which provide for indemnification, under certain circumstances, of the Company, certain of its directors and officers, and persons who control the Company.

         The Company maintains insurance policies insuring its directors and officers against certain obligations that may be incurred by them.

Item 16.  Exhibits.

         Reference is made to the information contained in the Exhibit Index filed as a part of this Registration Statement.

Item 17. Undertakings.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of Notes (if the total dollar value of Notes would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the Notes, and the offering thereof at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the laws of the Commonwealth of Kentucky, the registrant's By-laws or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the notes, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

         (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (7) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus and State of Ohio, on the 29th day of April, 2002.

                            KENTUCKY POWER COMPANY
                            E. Linn Draper, Jr.*
                            Chairman of the Board and
                            Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

          Signature                  Title                        Date

(i)    Principal Executive
         Officer                         Chairman of the
                                         Board and Chief
       E. Linn Draper, Jr.*             Executive Officer      April 29, 2002

(ii)   Principal Financial
         Officer:                        Vice President,
                                            and Chief
       /s/     Susan Tomasky            Financial Officer      April 29, 2002
       Susan Tomasky

(iii)  Principal Accounting
         Officer:
                                      Controller and Chief
       /s/    Joseph M. Buonaiuto      Accounting Officer      April 29, 2002
       Joseph M. Buonaiuto

(iv)   A Majority of the
         Directors:

       E. Linn Draper, Jr.*
       Henry W. Fayne*
       Armando A. Pena*                                        April 29, 2002
       Robert P. Powers*
       Thomas V. Shockley, III*
       Susan Tomasky
       J. H. Vipperman*

*By   /s/ Susan Tomasky
(Susan Tomasky, Attorney-in-Fact)

                                  EXHIBIT INDEX

     Certain of the following exhibits, designated with an asterisk (*), are filed herewith. The exhibits not so designated have heretofore been filed with the Commission and, pursuant to 17 C.F.R. Secion 201.24 and Section 230.411, are incorporated herein by reference to the documents indicated following the descriptions of such exhibits.

Exhibit No.                          Description

* 1(a) - Proposed form of Selling Agency Agreement for the unsecured notes.

* 1(b) - Proposed form of Underwriting Agreement for the unsecured notes.

  4(a) - Indenture between the Company and Bankers Trust Company, as Trustee, dated as of September 1, 1997 for the notes. [Registration statement on Form S-3 dated April 6, 1999, File No. 333-75785, Exhibit 4(a)].

  4(b) - Company Order and Officers' Certificate, dated September 24, 1997, establishing certain terms of Unsecured Medium Term Notes, Series A. [Registration statement on Form S-3 dated April 6, 1999, File No. 333-75785, Exhibit 4(b)].

  4(c) - Instructions, dated September 26, 1997, from the Company to Bankers
         Trust Company, establishing certain terms of the 6.91% Unsecured Medium Term Notes, Series A, due 2007. [Registration statement on Form S-3 dated April 6, 1999, File No. 333-75785, Exhibit 4(c)].

  4(d) - Instructions, dated November 4, 1998, from the Company to Bankers
         Trust Company, establishing certain terms of the 6.45% Unsecured Medium Term Notes, Series A, due 2008. [Registration statement on Form S-3 dated April 6, 1999, File No. 333-75785, Exhibit 4(d)].

* 4(e) - Company Order and Officers' Certificate, dated November 2, 1999, establishing certain terms of Floating Rate Notes, Series A, due 2000.

* 4(f) - Company Order and Officers' Certificate dated November 17, 2000, establishing certain terms of Floating Rate Notes, Series B, due 2002.

* 4(g) - Proposed form of Company Order and Officers' Certificate establishing certain terms of the notes.

* 5    - Opinion of Simpson  Thacher & Bartlett as to the  legality of the notes

  12   - Statement re: Computation of Ratios [Annual Report on Form 10-K of
         the Company for the period ended December 31, 2001, File No. 1-3570,
         Exhibit 12].

* 23(a)- Consent of Deloitte & Touche LLP.

  23(b)- Consent of Simpson Thacher & Bartlett (included in Exhibit 5).

* 24   - Powers of Attorney  and  resolutions  of the Board of Directors of the
         Company.

* 25   - Form T-1 re: Eligibility of Bankers Trust Company.